**Ignore this email if you don’t care to participate in the Employee Stock Purchase Plan (ESPP)***

To:	Current Participants in the Onyx Software Corporation 1998 Employee Stock Purchase Plan

From:	Onyx Software Corporation

Date:	July 21, 2006
As you are probably aware, on June 5, 2006, Onyx Software Corporation (“Onyx”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M2M Holdings, Inc. (“M2M”) and Orion Acquisition Corporation, a wholly-owned subsidiary of M2M (“Orion”). Under the terms of the Merger Agreement, it is proposed that Orion will merge with and into Onyx and Onyx will become a wholly-owned subsidiary of M2M (the “Merger”). If shareholder approval is obtained on August 1, 2006, we anticipate that the Merger will become effective shortly thereafter. The Merger Agreement provides that each outstanding share of Onyx common stock (the “Common Stock”) will be exchanged for $4.80 in cash at the effective time of the Merger.
On July 12, 2006, CDC Software Acquisition Corp., a wholly-owned subsidiary of CDC Corporation, initiated a tender offer to purchase each share of outstanding Common Stock for $5.00 in cash (the “Tender Offer”). On July 17, 2006, the Onyx Board of Directors (the “Board”) voted to recommend that Onyx shareholders reject the Tender Offer. In addition, the Board reaffirmed the Merger and recommended its approval. The Tender Offer currently is scheduled to expire at 12:00 midnight, New York City time, August 8, 2006.
This notice describes certain changes to the Onyx Software Corporation 1998 Employee Stock Purchase Plan (the “ESPP”) as a result of the Merger Agreement.
As part of the Merger Agreement, Onyx agreed to cancel all outstanding rights to purchase shares of Common Stock under the ESPP and to terminate the ESPP prior to the effective time of the Merger. Therefore, pursuant to Sections 17, 18, and 21.3 of the ESPP, the Board shortened all current Offering Periods (as such term is defined in the ESPP) by setting a new Purchase Date (as such term is defined in the ESPP). The new Purchase Date and the last day of all Offering Periods is July 31, 2006. Your purchase right under the ESPP will be exercised automatically on July 31, 2006, unless you have withdrawn from the ESPP by giving written notice of withdrawal as provided in the ESPP. In addition, contingent upon shareholder approval of the Merger and the closing of the Merger, the ESPP will be terminated immediately prior to the effective time of the Merger. If the shareholders reject the Merger, the ESPP will be suspended and no new Offering Periods will commence unless the Board decides to establish a new Offering Period.

Additional Information and Where to Find it
Onyx has filed a definitive proxy statement in connection with the proposed Merger and a Solicitation/Recommendation Statement on Schedule 14D-9, both of which have been mailed to shareholders. Onyx urges shareholders to read the definitive proxy statement, the solicitation/recommendation statement and any other relevant documents filed with the SEC because they contain important information about Onyx and the proposed transaction. These documents can be obtained free of charge at the website maintained by the SEC at www.sec.gov. The definitive proxy statement, the solicitation/recommendation statement and other relevant documents may also be obtained free of charge by contacting The Altman Group, Inc. at (800)-581-5607. A copy of the Company ESPP can be obtained from Onyx filings on the SEC website or from Human Resources.
Onyx’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Onyx in connection with the Merger. A description of certain of the interests of directors and executive officers of Onyx is set forth in the definitive proxy statement.